UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On June 25, 2019, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda item 4: Discussion of the 2018 Statutory Annual Report and proposal to adopt the financial statements for the financial year 2018, as prepared in accordance with Dutch law.

Affimed shareholders approved the adoption of the financial statements for the financial year 2018.

Agenda item 5: Discharge of the managing directors for their management during the financial year 2018.

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2018.

Agenda item 6: Discharge of the supervisory directors for their supervision during the financial year 2018.

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2018.

Agenda item 7: Reappointment of Dr. Bernhard Ehmer as a supervisory director.

Affimed shareholders approved the reappointment of Dr. Bernhard Ehmer as a supervisory director.

Agenda item 8: Appointment of the auditor for the financial year 2019.

Affimed shareholders approved the appointment of the auditor for the financial year 2019.

Agenda item 9: Proposals to authorize the Management Board to issue common shares and to restrict and/or exclude pre-emptive rights accruing to holders of common shares.

Item 9a. Authorization to the Management Board to issue common shares and/or grant rights to subscribe for common shares.

Affimed shareholders approved the authorization to issue common shares and/or grant rights to subscribe for common shares.

Item 9b. Authorization to the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9a.

Affimed shareholders approved the authorization to restrict and/or exclude pre-emptive rights in connection with agenda item 9a.

Agenda item 10: Authorization to acquire shares.

Affimed shareholders approved the authorization to acquire shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, June 27, 2019.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer